大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A14/sc

1 August 2006

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

06016089

SEC MAIL RECEIVED PROCESSING SECTION
AUG 16 2006
WASH. D.C. 213

Dear Sir

SUPPL

UOB ANNOUNCEMENTS

We enclose the following announcements for your information:

1. Announcement dated 31 July 2006 captioned "Completion of Delisting Tender Offer for UOB (Thai) PCL; and
2. Announcement dated 1 August 2006 capitoned "Unaudited Results for the First Half/Second Quarter ended 30 June 2006".

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

COMPLETION OF DELISTING TENDER OFFER FOR UOB (THAI) PCL

Singapore, 31 July 2006 - Further to the announcement on 16 March 2006, United Overseas Bank Limited ("UOB") wishes to announce that it had undertaken a delisting tender offer for the remaining 1.23% shares in United Overseas Bank (Thai) Public Company Limited ("UOB Thai") not held by it, at THB6.84 per share. The tender offer period was from 23 May 2006 to 27 July 2006.

As at the close of the tender offer, UOB had received acceptances totalling 67,008,787 UOB Thai shares, representing 0.82% of UOB Thai's total share capital. Based on the tender offer price of THB6.84 per share, which was calculated based on the audited net tangible assets of UOB Thai as at 31 December 2005, UOB paid a total cash consideration of approximately THB458.34 million (approximately equivalent to S$19.1 million[1]) to acquire the 0.82% stake through the tender offer process. Following the close of the tender offer, UOB's shareholding in its subsidiary, UOB Thai had increased to 99.58% and UOB Thai would be proceeding with its delisting from the Stock Exchange of Thailand.

As at 31 December 2005, the audited net tangible assets of UOB Thai amounted to THB2.85 per UOB Thai share. UOB Thai shares closed at THB4.94 on 28 July 2006.

Vivien Chan
Group Secretary

[1] Exchange rate at S$1=THB24

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2006

	Group					
	1st Half 2006	1st Half 2005	Incr / (Decr)	**2nd Quarter 2006**	2nd Quarter 2005	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**3,280,768**	2,265,911	44.8	**1,717,870**	1,169,436	46.9
Less : Interest expense	**1,956,340**	1,109,436	76.3	**1,046,830**	595,853	75.7
Net interest income	**1,324,428**	1,156,475	14.5	**671,040**	573,583	17.0
Dividend income	**311,221**	44,687	596.4	**308,646**	41,939	635.9
Fee and commission income	**450,152**	371,696	21.1	**227,720**	185,974	22.4
Rental income	**31,956**	32,371	(1.3)	**15,914**	16,201	(1.8)
Other operating income	**479,451**	201,506	137.9	**370,634**	89,805	312.7
Income before operating expenses	**2,597,208**	1,806,735	43.8	**1,593,954**	907,502	75.6
Less : Staff costs	**408,942**	315,639	29.6	**211,252**	162,582	29.9
Other operating expenses	**406,000**	351,138	15.6	**207,486**	184,867	12.2
	814,942	666,777	22.2	**418,738**	347,449	20.5
Operating profit before amortisation and impairment charges	**1,782,266**	1,139,958	56.3	**1,175,216**	560,053	109.8
Less : Intangible assets amortised/impaired	**6,286**	57,913	(89.1)	**3,014**	56,269	(94.6)
Less : Other impairment charges	**90,524**	80,535	12.4	**35,473**	14,493	144.8
Operating profit after amortisation and impairment charges	**1,685,456**	1,001,510	68.3	**1,136,729**	489,291	132.3
Share of profit of associates	**190,574**	46,189	312.6	**160,160**	32,297	395.9
Profit before tax	**1,876,030**	1,047,699	79.1	**1,296,889**	521,588	148.6
Less : Tax	**257,710**	208,928	23.3	**135,988**	100,432	35.4
Share of tax of associates	**22,824**	13,640	67.3	**19,555**	5,498	255.7
Profit for the financial period	**1,595,496**	825,131	93.4	**1,141,346**	415,658	174.6
Attributable to:						
Equity holders of the Bank	**1,570,932**	814,670	92.8	**1,131,561**	408,956	176.7
Minority interests	**24,564**	10,461	134.8	**9,785**	6,702	46.0
	1,595,496	825,131	93.4	**1,141,346**	415,658	174.6

2. SELECTED BALANCE SHEET DATA

		Group			Bank		
		30-Jun-06	31-Dec-05	30-Jun-05	**30-Jun-06**	31-Dec-05	30-Jun-05
		$'000	$'000	$'000	**$'000**	$'000	$'000
(a)	**Assets**						
	Total Assets	**155,932,889**	145,072,770	136,856,374	**131,327,278**	121,447,612	113,580,169
	Loans and advances including trade bills to non-bank customers	**70,177,323**	67,142,153	64,623,116	**53,636,358**	51,274,865	50,465,631
(b)	**Liabilities**						
	Deposits of non-bank customers	**89,752,854**	85,502,760	80,474,610	**70,854,546**	66,481,295	63,611,504
	Total deposits including bankers' deposits	**124,643,959**	114,958,291	108,889,960	**105,865,368**	96,889,767	91,076,994
	Subordinated debts (unsecured)						
	- Due within one year	**83,149**	-	-	**-**	-	-
	- Due after one year	**5,176,039**	5,616,585	5,798,529	**5,914,950**	6,317,845	5,716,923
	Other debts issued						
	- Due within one year (secured) *	**808,356**	838,556	860,296	**-**	-	-
	- Due within one year (unsecured)	**9,209**	177,494	267,559	**9,209**	61,300	267,559
	- Due after one year (unsecured)	**438,565**	475,655	490,841	**420,085**	454,849	490,841
(c)	**Equity**						
	Ordinary share capital ^	**2,253,713**	2,395,203	2,392,391	**2,253,713**	2,395,203	2,392,391
	Subsidiary preference share capital	**831,550**	831,550	-	**-**	-	-
	Total shareholders' equity	**15,706,988**	14,928,662	13,516,615	**13,009,080**	12,481,769	11,714,047
(d)	**Net asset value**						
	Net asset value per ordinary share as at end of the financial period ($)	**10.31**	9.71	8.79	**8.54**	8.12	7.62

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all the assets of the SPE.

^ Following the enactment of the Companies (Amendment) Act 2005 which took effect on 30 January 2006, the share premium reserve and capital redemption reserve have become part of the ordinary share capital. Accordingly, comparative figures have been restated to conform to the current period's presentation.

3. OTHER INFORMATION

	Group					
	1st Half 2006 $'000	1st Half 2005 $'000	Incr/ (Decr) %	**2nd Quarter 2006 $'000**	2nd Quarter 2005 $'000	Incr / (Decr) %
(a) Depreciation	**70,384**	70,232	0.2	**34,182**	35,042	(2.5)
(b) Return on average ordinary shareholders' equity *						
- Including intangible assets (%)	**16.6**	11.9	39.5	**16.5**	12.0	37.5
- Excluding intangible assets (%)	**16.7**	12.8	30.5	**16.5**	13.6	21.3
(c) Earnings per ordinary share *						
- Basic (cents)	**157.2**	106.0	48.3	**157.8**	106.4	48.3
- Fully diluted (cents)	**157.1**	106.0	48.2	**157.8**	106.4	48.3

(d) Changes in ordinary shares of the Bank

Particulars	No. of shares issued/(cancelled) between 1-Apr-06 and 30-Jun-06	No. of new shares that would have been issued upon exercise of all outstanding options At 30-Jun-06	At 30-Jun-05
Exercise of share options granted under the UOB 1999 Share Option Scheme	979,000	1,125,000	2,875,000
Shares purchased under share buy-back program	(10,634,000)		
	(9,655,000)		

* Computed based on annualised profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

4. REVIEW OF PERFORMANCE

The financial statements are presented in Singapore dollars and have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). The same accounting policies and computation methods have been adopted for the first half of 2006 as those adopted in the audited financial statements for the financial year ended 31 December 2005.

(a) <u>1st Half 2006 versus 1st Half 2005</u>

(i) The Group's net profit after tax ("NPAT") of $1,571 million recorded in the first half of 2006 ("1H06") was an increase of $756 million or 92.8% over the $815 million registered in the first half of 2005 ("1H05"). The increase was largely due to a one-time gain of $689 million, which comprised special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in the second quarter of 2006 ("2Q06"). Excluding the one-time gain, Group NPAT would be $882 million in 1H06, representing an increase of 8.3% over 1H05. The increase was mainly attributed to higher net interest income and lower impairment charges on loans, partially offset by higher operating expenses.

(ii) Total income increased $790 million or 43.8% to $2,597 million in 1H06 from $1,807 million in 1H05, primarily due to the special dividend received from OUE of $284 million and gain from divestment of OUE and HNL of $329 million. Excluding this one-time income of $613 million, total income would be $1,984 million in 1H06, representing an increase of 9.8% over 1H05. The increase was mainly attributed to higher net interest income largely from higher loan volume and interbank money market activities.

(iii) The Group's total operating expenses increased 22.2% to $815 million in 1H06 from $667 million in 1H05, partly due to the consolidation of PT Bank Buana Indonesia Tbk. ("Bank Buana")'s operating expenses. Staff costs increased 29.6% to $409 million largely on increased headcount, and other operating expenses increased 15.6% to $406 million mainly on professional fees and commission and brokerage expenses. Expense-to-income ratio of the Group increased to 41.1% (excluding the one-time income) in 1H06 from 36.9% in 1H05.

(iv) Other impairment charges increased $10 million or 12.4% to $91 million in 1H06 from $81 million in 1H05. The increase was largely attributed to write-back of collective impairment charges in 1H05, partially offset by lower impairment charges on loans in 1H06.

(v) Share of pre-tax profit of associates increased to $191 million in 1H06 from $46 million in 1H05. The increase was due mainly to the Group's share of exceptional gain of $120 million, arising from special dividend received from OUE and gain from divestment of OUE and HNL, as recorded by its associates, Overseas Union Insurance Limited ("OUI") and Overseas Union Facilities (Pte.) Limited ("OUF"). Excluding the exceptional gain, share of pre-tax profit of associates would be $71 million, up 53.6% from 1H05.

(b) <u>2nd Quarter 2006 versus 2nd Quarter 2005</u>

(i) The Group's NPAT increased $723 million or 176.7% to $1,132 million in 2Q06 from $409 million in the second quarter of 2005 ("2Q05"). The increase was largely due to the one-time gain of $689 million recorded in 2Q06. Excluding the one-time gain, the Group's NPAT would be $443 million in 2Q06, an increase of 8.3% over 2Q05. This increase was contributed mainly by higher net interest income and lower impairment charges on loans, partially offset by higher total operating expenses.

(ii) Excluding the one-time income of $613 million, total income increased 8.1% to $981 million in 2Q06 from $908 million in 2Q05. The increase was mainly due to higher net interest income largely contributed by increased loan volume and interbank money market activities.

(iii) The Group's total operating expenses increased 20.5% to $419 million in 2Q06 from $347 million in 2Q05, partly due to the consolidation of Bank Buana's operating expenses. Staff costs increased 29.9% to $211 million due largely to higher headcount, and other operating expenses increased 12.2% to $207 million due mainly to higher professional fees and commission and brokerage expenses. Expense-to-income ratio was 42.7% (excluding the one-time income) in 2Q06 compared to 38.3% in 2Q05.

(iv) Other impairment charges increased $21 million to $35 million in 2Q06 from $14 million in 2Q05. The increase was mainly due to write-back of collective impairment charges in 2Q05, partially offset by lower impairment charges on loans in 2Q06.

(v) Share of pre-tax profit of associates increased $128 million to $160 million in 2Q06 from $32 million in 2Q05. Excluding the share of the exceptional gain of $120 million recorded by OUI and OUF, profit contributions from the associates would be $41 million in 2Q06, representing an increase of 25.4% over 2Q05.

(c) The Group's net loans and advances to customers grew 4.5% over 31 December 2005 to $70,177 million as at 30 June 2006. Group non-performing loans ("NPLs") were lower by 2.4% to $3,836 million as at 30 June 2006 compared to those at 31 December 2005. Correspondingly, Group NPL ratio improved to 5.3% as at 30 June 2006 from 5.6% as at 31 December 2005. As at 30 June 2006, Group NPLs were 58.2% (31 December 2005: 56.7%) secured by collateral, and unsecured NPLs were 165.5% (31 December 2005: 159.4%) covered by total cumulative impairment.

(d) Total assets of the Group increased 7.5% to $155,933 million as at 30 June 2006 over 31 December 2005. Shareholders' equity of the Group rose 5.2% to $15,707 million as at 30 June 2006 compared to that at 31 December 2005. Correspondingly, the Group's net asset value per share increased to $10.31 as at 30 June 2006 from $9.71 as at 31 December 2005.

(e) Group capital adequacy ratio of 16.5% as at 30 June 2006 was 6.5% points above the minimum 10% set by MAS.

5. DIVIDEND

The Directors are pleased to declare an interim dividend of 20 cents per ordinary share less 20% Singapore income tax (1H05: 20 cents per ordinary share less 20% Singapore income tax) and a special dividend of 20 cents per ordinary share less 20% Singapore income tax (1H05: 28.5 cents in specie of shares in United Overseas Land Limited per ordinary share less 20% Singapore income tax) in respect of the financial year ending 31 December 2006. The dividends will be paid in cash on 28 August 2006.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the book closure date will be entitled to the dividends, in accordance with the terms of the scheme.

6. CLOSURE OF BOOKS

Notice is hereby given that, the Share Transfer Books and Register of Members of the Bank will be closed from 17 August 2006 to 18 August 2006, both dates inclusive, to determine shareholders' entitlement to the dividends. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 16 August 2006 will be registered to determine shareholders' entitlement to the dividends. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the dividends will be paid by the Bank to CDP which will in turn distribute the dividend entitlement to shareholders.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 1st day of August 2006

The results are also available at the Bank's website at www.uobgroup.com